Exhibit 99.1

AINSWORTH TO AMEND SENIOR SECURED CREDIT AGREEMENT AS PART OF RECAPITALIZATION

Vancouver, BC, June 18, 2008 – As previously announced, Ainsworth Lumber Co. Ltd. (TSX: ANS) (the “Company”) has reached an agreement with its major financial creditors regarding a recapitalization transaction (the “Recapitalization”) pursuant to which the Company’s debt burden will be significantly reduced and liquidity will be materially enhanced.  In connection with the Recapitalization, the Company has also reached an agreement with the holders of a majority in aggregate principal amount under that certain Credit and Guaranty Agreement, dated as of June 26, 2007, by and among the Company, certain of its subsidiaries, the lenders party thereto from time to time and Goldman Sachs Credit Partners L.P. (the “Secured Credit Facility”) regarding an amendment to the terms of the Secured Credit Facility which shall become effective upon the implementation of the Recapitalization.

More specifically, the Secured Credit Facility shall be amended as follows:

•	The obligations under the Secured Credit Facility will be secured by a first-priority lien on certain additional collateral up to an amount not to exceed $50 million.

•	The lenders will receive a consent and amendment fee equal to 1% of the outstanding principal amount of the Secured Credit Facility on the effective date of such amendment.

•	The interest rates under the Secured Credit Facility will be increased by 2% above the rates currently applicable thereunder.

•
Certain affirmative and negative covenants under the Secured Credit Facility will be amended so that such covenants are either consistent with or no more restrictive than similar covenants under the indenture governing the notes issued in connection with the Recapitalization and any mandatory prepayment that would have otherwise been required in connection with the Recapitalization will be waived.

As previously announced, further details of the Recapitalization will be provided in an information circular expected to be distributed to the Company’s shareholders and noteholders by June 25, 2008.  Information about the Recapitalization also will be available on SEDAR (www.sedar.com) and the Company’s web page (www.ainsworth.ca).

Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C.  V7X 1L3
Telephone:         (604) 661-3200
Facsimile:            (604) 661-3201

Contact:  Robert Allen
Chief Financial Officer
(604) 661-3200

Forward-looking information provided in this news release relating to the Company’s expectations regarding Recapitalization and liquidity contains forward-looking statements made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. The Company believes that expectations reflected in such information are reasonable, but no assurance is given that such expectations will be correct.  Forward-looking information is based on the Company’s beliefs and assumptions based on information available at the time the assumption was made and on management’s experience and perception of historical trends, current conditions and expected further developments as well as other factors deemed appropriate in the circumstances.  Investors are cautioned that there are risks and uncertainties related to such forward-looking information and actual results may vary.  The forward-looking information is made as of the date of this news release and the Company assumes no obligation to update or revise it to reflect new events or circumstances, except as explicitly required by securities laws.